FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 17, 2005

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of registrant’s principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ✓            Form 40-F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                      No      ✓

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No      ✓

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Ordinary Shares in Smith & Nephew plc, please send this document, together with the accompanying Form of Proxy, as soon as possible, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding, you should retain these documents.

Morgan Stanley is acting exclusively for Smith & Nephew plc and no one else in connection with the share capital reduction, increase and redenomination and will not be responsible to anyone other than Smith & Nephew plc for providing the protections afforded to its clients or for giving advice in connection with the arrangements described in this document.

Smith & Nephew plc

(Registered in England and Wales No. 324357)

Redenomination of Share Capital in US Dollars

(by way of a reduction and increase in capital)

Your attention is drawn to the letter from the Chairman of Smith & Nephew plc which is set out on pages 5 and 6 of this document and which recommends you to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below. You should read the whole text of this document.

Notice of an Extraordinary General Meeting of Smith & Nephew plc, to be held at 10.00 a.m. on 12 December 2005 at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA, is set out in Part III of this document. The Form of Proxy for use at the meeting accompanies this document and, to be valid, should be completed and returned to the Company’s registrars, Lloyds TSB Registrars, as soon as possible and, in any event, so as to arrive no later than 10.00 a.m. on 10 December 2005. Completion and return of the Form of Proxy will not preclude Shareholders from attending and voting in person at the Extraordinary General Meeting, should they so wish.

OUTLINE EXPECTED TIMETABLE

Latest time and date for receipt by the Depositary of Voting Instruction Cards from holders of ADRs	5.00 p.m. (New York time) on 6 December 2005

Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 10 December 2005

Extraordinary General Meeting	10.00 a.m. on 12 December 2005

Court hearing to confirm reduction	18 January 2006

Expected date for reduction and increase of capital becoming effective	23 January 2006

CREST and other shareholder accounts credited with New Dollar Shares and dealings commence in New Dollar Shares	23 January 2006

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

“ADR”	an American depositary receipt

“ADS”	an American depositary share

“Board” or “Directors”	the board of directors of Smith & Nephew comprising the directors listed on page 5

“Business Day”	means a day (excluding Saturdays) on which banks generally are open in London for the transaction of normal banking business

“Code”	means the Internal Revenue Code of 1986, as amended

“Company” or “Smith & Nephew”	Smith & Nephew plc

“Court”	High Court of Justice in England and Wales

“Depositary”	The Bank of New York or its successor from time to time as the depositary of the Smith & Nephew ADSs

“Effective Date”	the date upon which reduction and increase of capital described in this document becomes effective (expected to be 23 January 2006)

“Exchange Rate”	the closing mid-point exchange rate for US dollars with sterling in London as derived from Reuters at 4.00 p.m. on the day immediately prior to the Effective Date (or if such day is not a Business Day, on the Business Day immediately preceding such day) as published in the Financial Times on the Effective Date or a published rate as considered appropriate by the Directors

“Group”	Smith & Nephew and its subsidiary undertakings

“LSE”	London Stock Exchange plc

“Morgan Stanley”	Morgan Stanley & Co. Limited

“Notice”	the notice set out in Part III of this document convening an extraordinary general meeting of the Company on 12 December 2005

“Existing Ordinary Shares”	the ordinary shares of 12 2/9 pence each in the capital of Smith & Nephew

“Ordinary Shares”	Existing Ordinary Shares or (as the case may be) New Dollar Shares

“Ordinary Shareholder(s)” or “Shareholder(s)”	holder(s) of Ordinary Shares including any person entitled by transmission

“New Dollar Shares”	new ordinary shares in the capital of the Company denominated in US dollars replacing the Existing Ordinary Shares on the Effective Date

“Smith & Nephew ADRs”	ADRs of Smith & Nephew, evidencing Smith & Nephew ADSs

“Smith & Nephew ADSs”	ADSs of Smith & Nephew, each of which represents five Ordinary Shares

“sterling” or “£”	the lawful currency for the time being of the UK

“UK”	the United Kingdom of Great Britain and Northern Ireland

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction

“US dollar” or “US$”	the lawful currency for the time being of the US

“US Holder”	means a beneficial owner of Existing Ordinary Shares who or which is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States; (2) a corporation or partnership created or organised under the laws of the United States; or (3) an estate or trust treated as a United States person under Section 7701(a)(30) of the Code.

PART I

LETTER FROM THE CHAIRMAN

SMITH & NEPHEW plc

(Registered in England No. 324357)

Directors:	Registered Office:
D. Eustace (Chairman)	15 Adam Street
J. Buchanan (Deputy Chairman)	London, WC2N 6LA
Sir Christopher O’Donnell (Chief Executive)
P. Hooley (Finance Director)
Dr. P. Kirby (Non-executive)
W. Knowlton (Non-executive)
B. Larcombe (Non-executive)
R. De Schutter (Non-executive)
Dr. R. Stomberg (Non-executive)

17 November 2005

To Ordinary Shareholders and holders of Smith & Nephew ADSs

Dear Shareholder

REDENOMINATION OF SHARE CAPITAL IN US DOLLARS

(BY WAY OF A REDUCTION AND INCREASE IN CAPITAL)

As announced with our Quarter 3 results in October, your Board has decided to propose to shareholders of the Company to redenominate the Company’s share capital from sterling into US dollars (with consequent changes to the Articles of Association). I am writing to you to set out details of the proposal, to explain the reasons behind it and to seek your approval.

REDENOMINATION OF SHARE CAPITAL

As approximately half of Smith & Nephew’s group revenues, trading profits and operating assets are in US dollars, the Directors consider it advantageous for the Company to redenominate its functional currency into US dollars and for the Group to report its results and state of affairs in US dollars, so as to reduce its exposure to foreign exchange fluctuations relative to its capital base.

This redenomination is to be effected by the cancellation of all of the Existing Ordinary Shares (currently denominated in sterling) and the issue in their place of new Ordinary Shares (denominated in US dollars) on the following basis:

for each Existing Ordinary Share – one New Dollar Share

Smith & Nephew will continue to be a British company and have its headquarters in England. The New Dollar Shares will be quoted in sterling and the Company will continue to have its primary listing on the London Stock Exchange.

The functional currency of the Company after the redenomination has been effected will be US dollars and dividends will be declared in US dollars but for those shareholders with a UK address or who so elect, dividends will be paid in sterling.

There is a requirement under English law for a minimum of £50,000 of share capital to remain in sterling. It is proposed, therefore, to create and issue a new class of shares, deferred shares, to the value of £50,000.

These shares will not be listed on any stock exchange and, apart from a right on a winding up, will have no rights attached to them. For the sake of convenience, it is proposed that the person holding the office of Chief Executive will hold these deferred shares, although the Board will retain the right to determine who will hold these shares.

ADRs

Whilst the holders of Smith & Nephew ADRs may vote on these resolutions, the rights and obligations attached to the Smith & Nephew ADRs will not be affected by the redenomination or consequent resolutions described in this circular. Accordingly, if such resolutions are adopted and the redenomination of the Existing Ordinary Shares occurs, each Smith & Nephew ADS will continue to represent five Ordinary Shares.

DOLLAR REPORTING

Following the redenomination of its share capital into US dollars, the Group, in 2006, will commence reporting its financial statements in US dollars, along with comparatives and the five year record. An unaudited restatement in US dollars of the quarterly and full year results for 2004 and the quarterly results so far for 2005, as if they had been consolidated in US dollars at the average exchange rates then prevailing can be found at www.smith-nephew.com/investors.

EXTRAORDINARY GENERAL MEETING

On pages 12 to 16 of this document you will find set out the notice of an extraordinary general meeting of the Company which is required to enable the Company to implement the proposals described above, and which is to be held at 10 a.m. on 12 December 2005.

ACTION REQUIRED

If you are not able to come to the meeting in person, your vote is still important and I would urge you to complete, sign and return the enclosed form of proxy by 10.00 a.m. on 10 December 2005. You may register your proxy appointment electronically via our registrar’s website at www.sharevote.co.uk. Completion and return of the form of proxy or registration on the website will not preclude you from attending the meeting and voting in person, if you wish to do so.

Holders of Smith & Nephew ADRs will receive a voting instruction card in relation to the voting rights attached to the Ordinary Shares represented by their Smith & Nephew ADSs which should be completed, signed and sent to the Depositary, as indicated on the voting instruction card.

RECOMMENDATION

Your Directors, who have received financial advice from Morgan Stanley, consider that the proposals described herein are in the best interests of the Company and its shareholders as a whole. In giving its advice Morgan Stanley has relied upon the Directors commercial assessments of the merits of the proposals. Accordingly, your Directors unanimously recommend that you vote in favour of the resolutions to be proposed at the extraordinary general meeting, as they intend to do in respect of their own beneficial shareholdings of Existing Ordinary Shares and Smith & Nephew ADSs which amount to 533,052 Existing Ordinary Shares and 33,631 Smith & Nephew ADSs in aggregate, representing approximately 0.1 per cent. of the current issued ordinary share capital of Smith & Nephew.

Yours sincerely

Dudley Eustace

Chairman

PART II

FURTHER DETAILS OF THE REDENOMINATION

1.	Details of the Redenomination

The redenomination of the Company’s share capital from sterling into US dollars (the “Redenomination”) will be implemented by way of a reduction of capital pursuant to section 135 of the Companies Act 1985. This requires all the ordinary share capital of the Company to be reduced by cancelling and extinguishing all of the issued and unissued ordinary shares of 12 2/9 pence each in the capital of the Company (each an “Existing Ordinary Share”) (the “Reduction of Capital”) and the credit arising in the Company’s books of account as a result of such cancellation and extinguishment to be transferred to a reserve (the “Cancellation Reserve”).

On the day the Reduction of Capital takes effect (the “Effective Date”) the authorised share capital of the Company will be increased by the amount in US dollars which is necessary to create such number of new Ordinary Shares as is equal to the aggregate number of Existing Ordinary Shares cancelled. The nominal value of the new Ordinary Shares will be approximately equal to the nominal value of the Existing Ordinary Shares at the Exchange Rate, rounded down to the nearest cent which is a multiple of five (on the basis of current rates of exchange, this is expected to be 20 US cents) (each a “New Dollar Share”). The New Dollar Shares will have the same rights and restrictions attached to them as the Existing Ordinary Shares.

On the Effective Date, the required number of New Dollar Shares will be allotted, issued and credited as fully paid to those persons who appear on the Register of Members of the Company at close of business on the Business Day immediately prior to the Effective Date on the basis of one New Dollar Share for each Existing Ordinary Share held by them. Such allotment and issue shall be effected by applying the sum standing to the credit of the Cancellation Reserve.

2.	Increase of Capital

Following the Reduction of Capital but before the issue and allotment of any New Dollar Shares, the Company will also need to increase its capital by £50,000 by the creation of 50,000 deferred shares of £1 each (each such share a “Deferred Share”) with extremely limited and deferred rights. Upon the recommendation of the Directors, the sum of £50,000 standing to the credit of the reserves of the Company will be capitalised in paying up the 50,000 Deferred Shares in full at par. The 50,000 Deferred Shares will be allotted, issued and credited as fully paid shares to the then Chief Executive of the Company.

The Deferred Shares will be created so that, following the Reduction of Capital, the share capital of the Company continues to satisfy the requirements of section 118 of the Companies Act 1985 that any public company incorporated under the Companies Act 1985 must have a minimum share capital of £50,000. It is the intention that the Deferred Shares will always be held by a director of the Company and usually by the director for the time being holding the office of Chief Executive. However, the Board may in its absolute discretion determine at some future date that the Deferred Shares be held by a director of the Company holding an office other than that of Chief Executive. The Deferred Shares will not be listed on any investment exchange.

3.	Conditions

The Redenomination will become effective and binding on the Effective Date if the following conditions are fulfilled:

(a)	the Resolutions set out in the Notice of Extraordinary General Meeting in this document are duly passed;

(b)	the Reduction of Capital is confirmed by the Court and an office copy of the Court order together with a minute containing the particulars required by section 138 of the Companies Act 1985 are registered by the Registrar of Companies in England and Wales; and

(c)	the UK Listing Authority (“UKLA”) has admitted or agreed to admit the relevant New Dollar Shares to the Official List and the London Stock Exchange (the “LSE”) has admitted or as agreed to admit the New Dollar Shares to the LSE’s market for listed securities.

If the above conditions are fulfilled, it is expected that the Redenomination will become effective on 23 January 2006.

Shareholders will be notified if the redenomination is to take effect on any day other than 23 January 2006 by advertisement in the UK press. The Board reserves the right not to take the necessary action to give effect to the Redenomination if it considers such action would not be appropriate or in the best interests of the Company.

4.	Effects of the Redenomination

Each Shareholder will maintain the same number of shares and percentage interest in the issued share capital of the Company as he/she has as at close of business on the Business Day immediately prior to the Effective Date. The rights and obligations of the New Dollar Shares will be the same in all respects as the Existing Ordinary Shares.

5.	Dividends

In accordance with the present Articles of Association of the Company, the Company will continue to have the flexibility to pay dividends in any currency. In an effort to minimise the foreign exchange exposure of the Company associated with paying dividends in different currencies, it is proposed that a technical amendment be made to the Articles of Association to allow the Board to ‘declare’ as well as ‘pay’ dividends, thus facilitating the entry into hedging arrangements to protect against adverse fluctuations in exchange rates.

Following the Redenomination, dividends will be declared in US dollars with a sterling equivalent announced at the same time. Shareholders with a US address, and shareholders with an address outside the UK, on the share register at the date the dividend is declared will automatically receive their dividend in US dollars. Shareholders with an address in the UK will receive dividends in sterling. Shareholders in the UK who wish to receive their dividend in US dollars and shareholders outside the UK who wish to receive their dividend in sterling should contact Lloyd’s TSB Registrars, The Causeway, Worthing BN99 6DA, UK.

6.	Share certificates and CREST

Shares held in certificated form on the Effective Date

No new certificates for the New Dollar Shares will be dispatched to Shareholders if the Redenomination becomes effective. The share certificates for the Existing Ordinary Shares will remain effective even though the nominal amount of New Dollar Shares will then be different from that stated on the existing share certificates.

Shares held in uncertificated form (that is, in CREST) on the Effective Date

If the Redenomination becomes effective, then prior to the commencement of dealings in the New Dollar Shares on the LSE, the appropriate stock account in CREST of the relevant Shareholder will be credited with such person’s entitlement to New Dollar Shares and the relevant holding of Existing Ordinary Shares will be cancelled. The New Dollar Shares are expected to be eligible to be traded through the CREST system with effect from the date of commencement of dealings on the LSE.

General

There will be no suspension of dealings in London for the Ordinary Shares, or New York for the ADS’s, and the Register of Members of the Company will not close for the purposes of implementing the Redenomination.

7.	Dealings

The New Dollar Shares issued to Shareholders will be issued by entry on the Register of Members of the Company.

Trading arrangements

The New Dollar Shares will be quoted on the LSE and settled in sterling, as is the case with the Existing Ordinary Shares.

The Company is a constituent of the FTSE 100 Index. The Company has been advised that immediately following the Redenomination the Company will continue to be included in the FTSE 100 Index.

If the Redenomination becomes effective on 23 January 2006, dealings in the New Dollar Shares on the LSE will commence on 23 January 2006. The attention of Shareholders whose shares are held through CREST is drawn to paragraph 6 of this Part II.

8.	Taxation

UK Taxation

The following statement is intended only as a general guide to current United Kingdom tax legislation and to the current practice of HM Revenue and Customs. It relates only to persons who are the absolute beneficial owners of the shares, who hold their shares as investments and who are resident or (if individuals) ordinarily resident in the United Kingdom for tax purposes. Any person who is in any doubt as to his or her tax position is strongly recommended to consult their professional adviser immediately.

The cancellation of the Existing Ordinary Shares and the issue of the New Dollar Shares should not give rise to any liability for the purposes of UK taxation of capital gains as the New Dollar Shares should be treated as the same asset and acquired at the same time as a Shareholder’s holding of the Existing Ordinary Shares.

US Taxation

The following summary of certain material United States federal income tax consequences is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change possibly with retroactive effect and assumes that the Existing Ordinary Shares are held as “capital assets”, within the meaning of Section 1221 of the Code. For United States federal income tax purposes, a US Holder of Smith & Nephew ADSs will be treated as the owner of the Existing Ordinary Shares (and, after the Redenomination, the New Dollar Shares) those Smith & Nephew ADSs represent.

No gain or loss will be recognised by a US Holder upon the cancellation of the Existing Ordinary Shares and the issue of New Dollar Shares pursuant to the Redenomination. A US Holder’s aggregate tax basis in its New Dollar Shares following the Redenomination will be the same as the US Holder’s aggregate tax basis in its Existing Ordinary Shares prior to the Redenomination. A US Holder’s holding period for the New Dollar Shares following the Redenomination will include the holding period of the Existing Ordinary Shares for periods prior to the Redenomination.

Any discussion of United States federal tax issues set out in this document was written in connection with the promotion and marketing by the Company of the transactions described herein. Any statements in this circular regarding United States federal tax issues are not intended or written to be legal or tax advice to any person and are not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any United States federal tax penalties that may be imposed on such person. Each US Holder should seek advice based on its particular circumstances from an independent tax adviser.

Any person, wherever their residency, who is in any doubt as to his or her tax position is strongly recommended to consult their professional adviser immediately.

9.	Overseas Shareholders

It is the responsibility of overseas shareholders to ensure that all relevant laws and regulations in overseas jurisdictions applicable to them or their shareholdings (for example exchange control laws or regulations) are complied with, and that they obtain any permissions or consents required to be obtained by them, or make any filings required to be made by them, in overseas jurisdictions.

10.	Share Schemes

As a consequence of the Redenomination, all current and future options and awards granted under the Company’s employees share schemes (the “Share Schemes”) will relate to New Dollar Shares. No adjustments will be made to the number of outstanding options or awards. Any adjustments or amendments to be made to outstanding rights under, or to the rules of the Share Schemes, including any adjustment of any corporate performance targets currently expressed in Sterling will be made under the rules of the Share Schemes. The Redenomination will not affect the tax status of the UK tax approved Share Schemes.

11.	Trustee investment status

The Redenomination has no effect in relation to the Trustee Act 2000.

12.	Timetable

If circumstances result in the expected timetable being changed, Shareholders will be informed by announcement to the UKLA and by advertisement in the UK press, and such announcement will include details of dates relevant for the purposes of dealings.

13.	Explanation of the Resolutions

The Redenomination and related matters require shareholder approval. Accordingly, an extraordinary general meeting of the Company has been convened for 12 December 2005 to consider the Resolutions set out in the Notice. A brief explanation of each Resolution set out in the Notice follows:

Resolution 1

After the Redenomination, Shareholders will be entitled to receive on a return of capital on a winding up, the nominal value of the New Dollar Shares in US dollars, being the denomination of such shares. For technical reasons, in order to ensure that the New Dollar Shares constitute shares of the same class as the Existing Ordinary Shares, Resolution 1 in the Notice, if passed, will amend the rights attaching to the Existing Ordinary Shares immediately prior to the Redenomination to include the right to receive the nominal value of such shares in US dollars in the event of a return of capital on a winding up, thereby mirroring the position after the Redenomination. Such resolution will take effect only if Resolution 2 in the Notice is passed.

Resolution 2

Resolution 2, if passed, will reduce the authorised and issued ordinary share capital of the Company denominated in sterling to nil by cancelling and extinguishing all the issued and unissued Existing Ordinary Shares, transfer the resulting credit arising in the Company’s accounts to a Cancellation Reserve of the Company and forthwith and contingently upon the Reduction of Capital taking effect:

(a)	create 50,000 deferred shares of £1 each, pay such shares up in full at par and allot, issue and credit the same as fully paid shares to the then Chief Executive of the Company (for the purposes described in paragraph 2 above);

(b)	create the appropriate number of New Dollar Shares;

(c)	apply all of the Cancellation Reserve arising on the Reduction of Capital in paying up in full such number of New Dollar Shares denominated in US Dollars as is equal to the aggregate number of previously issued Existing Ordinary Shares; and

(d)	allot, issue and credit as fully paid the New Dollar Shares to those persons who appear on the Register of Members of the Company at close of business on the Business Day immediately prior to the Effective Date on the basis of one New Dollar Share for each Existing Ordinary Share held by them.

Resolution 3

The principal alterations to the existing Articles of Association of the Company (the “Articles”) connected with the Redenomination proposed pursuant to Resolutions 1 and 2 in the Notice are:

(a)	the Articles will reflect the cancellation of the Existing Ordinary Shares and the creation and issue of the New Dollar Shares and the creation of (and rights attaching to) the Deferred Shares, so that the authorised share capital of the Company will consist of the New Dollar Shares and Deferred Shares (Articles 3 and 8A); and

(b)	the Articles will also contain certain transitional provisions whereby instruments of transfer expressed to be in respect of transfers of Existing Ordinary Shares and bearing a date on or before the Effective Date will be treated as valid transfers of the same number of New Dollar Shares (Article 38).

Resolution 4 and 5

If the Redenomination becomes effective, the Company will need to update the Directors’ authorities under sections 80 and 89 of the Companies Act 1985 granted at the Annual General Meeting held on 5 May 2005. Such authorities must relate to a specified monetary amount of the Company’s nominal share capital. As at the time of the Extraordinary General Meeting the Company will not know the exchange rate for US dollars and so section 80 authority is sought in respect of a dollar figure of US$56,115,233 estimated at current exchange rates to represent no more than 29 per cent. of the Company’s existing issued share capital. Due to fluctuating rates of exchange, it may transpire that such authority exceeds an amount which represents 29 per cent. of the Company’s issued share capital in US dollars as redenominated. In such case, the Directors undertake that during the relevant period of the authority they will not allot shares, under this revised authority, in excess of 29 per cent. of the issued ordinary share capital.

Subject to the passing of Resolution 4, as described above, disapplication of section 89 of the Companies Act is sought in respect of a dollar figure of US$9,999,385 estimated to represent no more than five per cent. of the Company’s issued share capital. If under this revised authority it transpires that such authority exceeds an amount which represents five per cent. of the Company’s issued ordinary share capital as redenominated, the Directors undertake that during the relevant period of the authority they will not allot securities amounting to more than five per cent. of the Company’s issued ordinary share capital otherwise than to existing shareholders pro-rata to their shareholdings. Further, in any 3 year period, no more than 7.5 per cent of the issued ordinary share capital will be issued on a non pre-emptive basis.

Resolution 6

The Company currently has the flexibility under its Articles to pay dividends in any currency. To help minimise the foreign exchange exposure associated with paying dividends in currencies other than US dollars, the Company needs access to hedging arrangements to protect against adverse movements in currency rates between the date of declaration of a dividend and its payment. To be able to do this, the Board needs the ability to fix the date on which the debt obligation arises in respect of any dividend payment and this can only be done by allowing the Board to ‘declare’, as well as ‘pay’, dividends. To maximise transparency on the declaration of dividends in currencies other than sterling, the Board will announce a sterling equivalent for any dividend declared in another currency.

PART III

NOTICE OF EXTRAORDINARY GENERAL MEETING

SMITH & NEPHEW PLC

(Registered in England and Wales with registered no. 324357)

Notice is hereby given that an extraordinary general meeting of Smith & Nephew plc (“the Company”) will be held at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA on 12 December 2005 at 10.00 a.m. to consider and, if thought fit, to pass the following resolutions of which resolutions 1, 2, 3, 5 and 6 will be proposed as special resolutions and resolution 4 will be proposed as an ordinary resolution:

Amendment of rights on a winding up (SPECIAL RESOLUTION)

1.	THAT, subject to and conditional upon the passing as a special resolution of Resolution 2 and immediately prior to the Reduction of Capital (as defined in sub-paragraph (a) of Resolution 2) taking effect, the rights attaching to the ordinary shares of 12 2/9 pence each in the capital of the Company be amended by the addition of a new Article 167A in the Articles of Association of the Company as follows:

“167A Any return of capital to a holder in respect of the nominal amount paid up on an Ordinary Share on a winding up of the Company shall be paid in US dollars.”

Share Capital reduction, increase and redenomination (SPECIAL RESOLUTION)

2.	THAT, subject to and conditional upon the passing as a special resolution of Resolution 3 below:

(a)	the share capital of the Company be reduced by cancelling and extinguishing all of the issued and unissued ordinary shares of 12 2/9 pence each in the capital of the Company (the “Existing Ordinary Shares”) in existence as at 6.00 p.m. on the day immediately preceding the day on which the High Court of Justice in England and Wales makes an order confirming such reduction of capital (such cancellation and extinguishment being referred to as the “Reduction of Capital”) and the credit arising in the Company’s books of account as a result of the Reduction of Capital transferred to a special reserve of the Company (the “Cancellation Reserve”);

(b)	immediately upon the Reduction of Capital taking effect (such date to be the “Effective Date”):

(i)	the capital of the Company be increased by £50,000 by the creation of 50,000 deferred shares of £1 each (each a “Deferred Share”) having the rights and restrictions set out in the Articles of Association of the Company as amended in accordance with Resolution 3 below;

(ii)	the sum of £50,000 standing to the credit of the Company’s reserves be capitalised and, accordingly, the Directors be and they are hereby authorised and directed to appropriate as of the Effective Date but immediately prior to any allotment of New Dollar Shares pursuant to sub-paragraph (b)(v) of this Resolution 2 taking effect, the said sum of £50,000 in paying up in full at par 50,000 Deferred Shares, and to allot and issue the same, credited as fully paid to the then Chief Executive of the Company or any such other director as the Board of Directors of the Company shall nominate and are hereby generally and unconditionally authorised to make such allotment and issue as if article 154.2 of the Articles of Association of the Company did not apply to such allotment, and for the purpose of section 80 of the Companies Act 1985 (the “Act”) such authority shall expire at the conclusion of the next Annual General Meeting of the Company;

(iii)

the authorised share capital of the Company be increased to such amount as results from the creation of such number of new ordinary shares as is equal to the number of Existing Ordinary Shares as were cancelled pursuant to the Reduction of Capital, each having a nominal value in cents (each a “New Dollar Share”) rounded down to the nearest cent equivalent to 12 2/9 pence which is a multiple of five (the “Dollar Nominal Value”) calculated by reference to the closing mid-point exchange rate for US dollars with sterling in London as derived from Reuters at 4.00 p.m. on the day immediately prior to the Effective Date (or if such day is not a business day, the business day immediately preceding the Effective Date) as published in the Financial Times on the Effective Date or a published rate considered appropriate by the Directors (the “Exchange Rate”);

(iv)	the sum standing to the credit of the Cancellation Reserve be converted into US dollars at the Exchange Rate;

(v)	the sum standing to the credit of the Cancellation Reserve as a result of the conversion referred to in sub-paragraph (b)(iv) of this Resolution 2 be applied in paying up the number of New Dollar Shares in full at the Dollar Nominal Value as is equivalent to the issued Existing Ordinary Shares cancelled pursuant to the Reduction of Capital (the “Relevant Number”) provided that if there would otherwise be any surplus amount remaining in the Cancellation Reserve, the Relevant Number of New Dollar Shares shall be paid up at an aggregate premium equal to such remaining amount; and

(vi)	the Relevant Number of New Dollar Shares be allotted and issued credited as fully paid to those persons who appear on the Register of Members of the Company at close of business on the Business Day immediately prior to the Effective Date as the holders of the cancelled Existing Ordinary Shares on the basis of one New Dollar Share for each Existing Ordinary Share held by them.

(c)	In addition to and without prejudice to any other authority conferred upon the Directors to allot relevant securities of the Company, the Directors be and they are hereby generally and unconditionally authorised pursuant to and for the purposes of Section 80 of the Act to exercise all the powers of the Company to allot the Relevant Number of the New Dollar Shares created by this Resolution 2 (aggregating a maximum nominal amount in US dollars of relevant securities as is equal to the Relevant Number multiplied by the Dollar Nominal Value) and are hereby generally and unconditionally authorised to make such allotment as if section 89(1) of the Act did not apply to such allotment and this authority shall expire at the conclusion of the next Annual General Meeting of the Company.

“Redenomination” alterations to Articles of Association (SPECIAL RESOLUTION)

3.	THAT, forthwith and conditional upon the Reduction of Capital referred to in Resolution 2 taking effect and prior to the allotment and issue of the New Dollar Shares referred to in Resolution 2 above, the Articles of Association of the Company be and are hereby amended as follows:

(a)	by inserting the following new definition:

““US$”, “US dollars” and “United States dollars” means the lawful currency for the time being of the United States of America”;

(b)	by deleting Article 3 and substituting therefor with an article which effects the following:

“3.    The share capital of the Company is US$[•] divided into [•] ordinary shares of US$[•] each (“Ordinary Shares”) and £50,000 divided into 50,000 deferred shares of £1 each (“Deferred Shares”)” where the figures to be inserted shall be those figures resulting from the application of resolution 2(iii) above;

(c)	by inserting as Article 8A the following:

“Deferred Shares

(A)	Income

The holder of a Deferred Share shall not be entitled to participate in the profits of the Company.

(B)	Capital

The holder of a Deferred Share shall not have any right to participate in any distribution of the Company’s assets on a winding up or other distribution except that after the return of the nominal amount paid up on each share in the capital of the Company of any class other than the Deferred Shares and the distribution of a further US$1,000 in respect of each such share there shall be distributed to a holder of a Deferred Share (for each Deferred Share held by him) an amount equal to the nominal value of the Deferred Share.

(C)	Voting and General Meetings

A holder of a Deferred Share shall not be entitled in respect of such holding to receive notice of any general meeting nor to attend, speak or vote at any general meeting.

(D)	Class Rights

The Company may from time to time create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to, or having more favourable rights in terms of income, capital, voting or otherwise, to the Deferred Shares, and such creation, allotment or issue shall be deemed not to involve a variation of the rights attaching to the Deferred Shares for any purpose. A reduction in or repayment of the share capital (whether or not issued or fully or partly paid up) of the Company or the other capital reserves of the Company shall not involve a variation of the rights attaching to the Deferred Shares, and the Company shall be entitled at any time to reduce or repay the whole or any part of its share capital (whether or not issued or fully or partly paid up) or its other capital reserves (subject in each case to the confirmation of the Court to the extent required by and in accordance with the Act) without obtaining the consent of the holders of the Deferred Shares.”;

(d)	by adding at the end of Article 38: “In the case of an instrument of transfer expressed to be a transfer of shares denominated in sterling and bearing a date which is on or before 23 January 2006, such transfer shall be a transfer of the same number of Ordinary Shares as is specified in such transfer”; and

(e)	by amending Article 53 so that the reference in the ultimate sentence to “£3” to be changed to “US$5”.

Directors’ Power to Allot Securities (ORDINARY RESOLUTION)

4.	THAT, in addition to and without prejudice to the other authorities conferred by Resolution 2, subject to and with effect from the Reduction of Capital and associated matters referred to in Resolution 2 becoming effective (the “Redenomination”), and in substitution for the authority granted by article 9.2 of the Articles of Association of the Company as renewed at the Annual General Meeting held on 5 May 2005, but without prejudice to any prior exercise of such authority, the Directors be and are hereby, generally and unconditionally, authorised pursuant to and for the purposes of Section 80 of the Act to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of US$56,115,233 provided that:

(a)	this authority unless renewed or revoked shall expire on the earlier of the conclusion of the Annual General Meeting of the Company in 2006 or 4 August 2006 save that the Company may before such expiry make an offer or agreement which would or might require relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

(b)	all authorities previously conferred under Section 80 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

Disapplication of Pre-emption Rights (SPECIAL RESOLUTION)

5.	THAT, subject to the passing of Resolution 4 and in the event that the Redenomination shall have become effective, in respect of the Directors’ power to allot securities otherwise than to existing shareholders pro rata to their holdings granted by Article 9.3 of the Articles of Association of the Company as renewed at the Annual General Meeting held on 5 May 2005, the ‘section 89 amount’ for the purposes of Article 9 of the Articles of Association of the Company shall be US$9,999,385 for the period up to the conclusion of the Annual General Meeting of the Company in 2006 or 4 August 2006, whichever is the earlier.

Amendment of power to declare dividends in Articles of Association (SPECIAL RESOLUTION)

6.	THAT, the ability to declare dividends is extended to directors of the Company by the deletion of the existing Articles 140 and 142 of the Articles of Association of the Company and the insertion of the following in their place:

“140	Declaration of dividends

140.1	Subject to the provisions of the Acts:-

(a)	the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividends shall exceed the amount recommended by the Board; and

(b)	the Directors may also from time to time declare and pay dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

140.2	Dividends may be declared and paid in any currency or currencies that the Directors shall determine, provided that the Directors shall announce a sterling equivalent for any dividend declared in another currency, which sterling equivalent shall be determined in accordance with Article 140.3.

140.3	For the purposes of calculating the sterling equivalent of any dividend declared in another currency, the rate of exchange to be used shall be the market rate (whether spot or forward) selected by the Directors as they shall consider appropriate prevailing in London on the date which is two business days immediately preceding:

(a)	in the case of a dividend to be declared by the Company in general meeting, the date on which the Directors publicly announce their intention to recommend that specific dividend; and

(b)	in the case of any other dividend, the date on which the Directors publicly announce their intention to pay that specific dividend.

Provided that where the Directors consider the circumstances to be appropriate they shall determine the sterling equivalent of any sums payable as a dividend by reference to such market rate or rates or the mean of such market rates prevailing at such time or times or on such other date or dates, in each case falling before the time of the relevant announcement, as the Directors may in their discretion select.”

and

“142	Board may pay interim and fixed dividends

Subject to the provisions of the Acts, the Board may declare and pay interim dividends if it appears to the Board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes of shares, the Board may declare and pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Board may also declare and pay at intervals settled by it any dividend payable at a fixed rate if it appears to it that the profits available for distribution justify the payment. Provided the Board acts in good faith the Directors shall not incur any liability to the holders of shares conferring preferred rights for any loss that they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. Interim dividends and dividends payable at a fixed rate may be paid in any currency.”

Dated 17 November 2005

By Order of the Board

Paul Chambers

Secretary

Registered Office:

15 Adam Street

London, WC2N 6LA

Notes:

1.	A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and to vote on his behalf. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney must be deposited at the Company’s Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 8ZW not later than 10 a.m. on Saturday 10 December 2005, being 48 hours prior to the meeting. In addition, a proxy may be submitted electronically at www.sharevote.co.uk using the reference and account numbers set out in the Forms of Proxy. Alternatively, members of CREST may use the CREST electronic proxy appointment service, details of which are set out below. In either case, such electronic proxy appointment must be received not later than 48 hours before the time appointed for the meeting. Deposit of a valid form of proxy will not preclude a member from attending the meeting and voting in person.

3.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM and any adjournments thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) not later than 48 hours before the time appointed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limits will therefore apply in relation to input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Printed by RR Donnelley, 49378

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 17, 2005	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary